Exhibit 99.3

AGENDA AND EXPLANATORY NOTES
FOR THE ANNUAL GENERAL MEETING OF STELLANTIS N.V.

To be held on Tuesday April 16, 2024 at 2:00 p.m. CEST at
the offices of Freshfields Bruckhaus Deringer LLP,
Strawinskylaan 10, 1077 XZ, Amsterdam,
The Netherlands

AGENDA FOR THE 2024 ANNUAL GENERAL MEETING OF STELLANTIS N.V. ("STELLANTIS" OR "COMPANY")

1.    Opening

2.    Annual Report 2023

a.Report of the Board of Directors for the financial year 2023 (discussion)
b.Policy on additions to reserves and on dividends (discussion)
c.Corporate Governance Chapter of the Annual Report 2023 (discussion)
d.Remuneration Report 2023 (advisory voting)
e.Adoption of the Annual Accounts 2023 (voting)
f.Approval of 2023 dividend (voting)
g.Granting of discharge to the directors in respect of the performance of their duties during the financial year 2023 (voting)

3    Appointment of Non-Executive Director

Proposal to appoint Ms. Claudia Parzani as Non-Executive Director (voting)

4.    Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

a.Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company’s articles of association (voting)

b.Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company’s articles of association (voting)

5.    Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

6.    Cancellation of shares in the capital of the Company

a.Proposal to cancel common shares held by the Company in its own share capital as specified in article 10 of the Company’s articles of association (voting)

b.Proposal to cancel all class B special voting shares held by the Company in its own share capital as specified in article 10 of the Company’s articles of association (voting)

7.    Closing

EXPLANATORY NOTES TO THE AGENDA FOR THE 2024 AGM OF STELLANTIS

1. Opening

The chairperson of the meeting will open the meeting.

2. Annual Report 2023

A. Report of the Board of Directors for the financial year 2023 (discussion)

The Report on Operations of the Company is contained in the Company’s Annual Report 2023. For further details please refer to the “Report on Operations” section of the Annual Report.

B. Policy on additions to reserves and on dividends (discussion)

The Company's dividend policy as referred to below contemplates an annual ordinary dividend to be distributed by the Company to the holders of common shares.

Common shares
The Company’s dividend policy contemplates an annual ordinary dividend to the holders of common shares targeting a payout ratio of 25%-30% of the Company’s net profit for the relevant prior financial year.

The actual level of dividend to be distributed by the Company will be determined by the Board of Directors in its sole discretion and will be subject to earnings, cash balances, commitments, strategic plans and any other factors that the Board of Directors may deem relevant at the time of a dividend distribution, including adjustments for income or costs that are significant in nature but expected to occur infrequently.

Special voting shares
The holders of special voting shares are not entitled to any distributions. However, pursuant to article 29.4 of the Company's articles of association, from any amount of profits not reserved by the Board of Directors, first an amount shall be allocated and added to a separate special voting shares dividend reserve for the benefit of the holders of special voting shares (the "Special Voting Shares Dividend Reserve"). The Company has no intention to propose any distribution from the Special Voting Shares Dividend Reserve.

C. Corporate Governance Chapter of the Annual Report 2023 (discussion)

On 20 December 2022 an updated version of the Dutch Corporate Governance Code was published (the "2022 Code"). The Company is required to first report on its compliance with the 2022 Code in the annual report over the financial year 2023.

The Company complies with the majority of the best practice provisions of the 2022 Code. For further details please refer to the Compliance with Dutch Corporate Governance Code section of the Annual Report.

D. Remuneration Report 2023 (advisory voting)

Pursuant to article 2:135b subsection 2 of the Dutch Civil Code, the Remuneration Report 2023 is submitted to the General Meeting of Shareholders for its advisory vote. It is proposed to the General Meeting of Shareholders to cast a favorable advisory vote.

Following the advisory voting on the 2023 Remuneration Report at the Annual General Meeting of Shareholders (“AGM”) of 2023, which was positive for 80.4%, the Company and the Remuneration Committee continued its engagement with shareholders since 2022 for feedback and dialogue regarding the Company’s compensation philosophy and pay practices. Beginning in 2023, a number of changes were made to the Company’s remuneration practices and disclosures. Such changes include modifying the payout schedule for relative total shareholder return (“TSR”) metric for long term incentive compensation, which will not allow for any vesting/payout for below-median performance relative to the TSR peer group. An amendment to Compensation Policy, as approved by shareholders at the AGM of 2023, provided 100% Performance Share Units (“PSUs") for Executive Directors in the Long-Term Incentive Plan (time-based Restricted Stock Units are no longer provided). Based on the feedback received by shareholders from the continuing shareholder outreach campaign, the overall disclosures and transparency of the 2023 Remuneration Report has been enhanced to reflect the Company’s pay-for-performance philosophy in aligning Company performance with the Company’s incentive plans, in particular the CEO Transformation Incentive, as significant progress has been achieved with the transformation to electrification and technology versus the industry. For the 2023 annual incentive plan, the Remuneration Committee approved the addition of an ESG metric focusing on carbon emissions reductions through the sale of our low emissions vehicles in Europe and the U.S. The Company’s practice of providing more transparency and clearer representations of its pay and governance practices have continued within the 2023 Remuneration report.

The Remuneration Report for 2023 is contained in the Annual Report 2023 and is available on the Company's website. For further details, please refer to the "Remuneration Report" section of the Annual Report 2023.

E. Adoption of the Annual Accounts 2023 (voting)

The Company's Annual Accounts 2023 have been drawn up by the Board of Directors and audited by the external auditor of the Company, Ernst & Young Accountants LLP, who have issued an unqualified opinion. It is proposed that the Annual Accounts 2023 be adopted by the General Meeting of Shareholders.

F. Approval of 2023 dividend (voting)

Subject to the adoption of the Company’s Annual Accounts 2023 (including the consolidated and statutory financial statements) by the General Meeting of Shareholders and in accordance with article 29 of the articles of association of the Company, the Board of Directors proposes to approve a dividend payment from the profits shown in the Annual Accounts 2023 on the Company’s common shares of EUR 1.55 per common share. This results in a total cash distribution for the financial year 2023 of approximately EUR 4.7 billion. The dividend will be paid fully in cash.

Upon approval by the General Meeting of Shareholders, the expected calendar for the common shares listed on the New York Stock Exchange, Euronext Milan and Euronext Paris will be as follows: (i) ex-date April 22, 2024, (ii) record date April 23, 2024, and (iii) payment date May 3 2024.

The balance between the total amount of the dividend distribution for the financial year 2023 and the full amount of profits shown in the Company’s Annual Accounts 2023 shall be reserved and added to the relevant reserves of the Company (in accordance with the Company's articles of association and Dutch law) in order to further strengthen the capital position of the Group.

G. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2023 (voting)

In accordance with article 24.9 of the Company’s articles of association, the General Meeting of Shareholders is requested to grant discharge to:

(i)    the executive directors in office in 2023 in respect of the performance of their management duties; and

(ii)    the non-executive directors in office in 2023 in respect of the performance of their non-executive duties,

as such performance is apparent from the Annual Report 2023 or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the Annual Accounts 2023.

3. Appointment of Non-Executive Director

On February 15, 2023 Mr. Kevin Scott, an independent non-executive director of Stellantis appointed on January 4, 2021 for the term of office of four years beginning on January 17, 2021, announced his resignation from his position as member of the Board of Directors of Stellantis. The resignation will become effective at the closing of the 2024 General Meeting of Shareholders.

Taking into account the requirements set out in the Company's articles of association, the Company's board regulations and the arrangements originally agreed between FCA and PSA in relation to the first four-year period following the merger of FCA and PSA, it is proposed to the General Meeting of Shareholders to appoint Ms. Claudia Parzani as the successor independent non-executive director. In accordance with article 19.10, second sentence, of the Company's articles of association, it is proposed by the Board of Directors that the appointment of Ms. Claudia Parzani as non-executive director will be for an initial period of one year, provided however that unless she resigns at an earlier date, the term of office shall lapse immediately after the close of the first annual General Meeting of Shareholders held after one year have lapsed since her appointment.

The relevant biographical details and curriculum vitae of Ms. Claudia Parzani are available for inspection at the offices of the Company as well as on the Company’s website (www.stellantis.com).

4.    Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

A.    Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company’s articles of association (voting)

In accordance with article 7 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to issue common shares in the Company's capital and to grant rights to subscribe for common shares in the Company's capital.

This proposal concerns the extension of the authorization of the Board of Directors as per the date of the 2024 General Meeting of Shareholders (April 16, 2024) for a period of 18 months and therefore up to and including October 15, 2025 (being the date 18 months from the date of the 2024 General Meeting of Shareholders), and is limited to 10% of the issued common shares for general corporate purposes as per the date of the 2024 General Meeting of Shareholders (April 16, 2024), which can be used for any and all purposes.

The proposed authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require the issuance of and/or the grant of rights to subscribe for common shares. If approved, the authorization granted will replace the current authorization of the Board of Directors to issue common shares and to grant rights to subscribe for common shares in the Company's capital, which was granted by the General Meeting of Shareholders held on April 13, 2023 for a period of eighteen months starting on April 13, 2023.

B.    Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company’s articles of association (voting)

In accordance with article 8 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights in connection with the issue of and/or the granting of rights to subscribe for common shares in the Company's capital. This proposal concerns the extension of the authorization of the Board of Directors as per the date of the 2024 General Meeting of Shareholders (April 16, 2024) for a period of 18 months and therefore up to and including October 15, 2025 (being the date 18 months from the date of the 2024 General Meeting of Shareholders).

The proposed authorization, in combination with the authorization under agenda item 4.A, will enable the Board of Directors to be flexible and to respond quickly to circumstances that require an issue of and/or the grant of rights to subscribe for common shares with or without limited preemptive rights. The authorization is limited to the percentages of the capital as described under agenda item 4.A. In accordance with article 8 of the Company’s articles of association, this proposal must be adopted with a majority of at least two thirds of the votes cast if less than one half of the issued share capital is represented at the General Meeting of Shareholders. If one half or more of the issued share capital is represented at the General Meeting of Shareholders, the resolution can be adopted with a simple majority of the votes cast. If approved, the authorization granted will replace the current authorization of the Board of Directors to exclude or limit pre-emptive rights with respect to common shares, which was granted by the General Meeting of Shareholders held on April 13, 2023 for a period of eighteen months starting on April 13, 2023.

5.    Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital (voting)

The Board of Directors believes that it is beneficial for the Company to have the flexibility to acquire common shares, inter alia, to service employee equity plans globally and equity-based incentive plans of the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would be in the best interest of the Company and its stakeholders.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 9 of the Company's articles of the association and without prejudice to the provisions of section 2:98 of the Dutch Civil Code, delegates the authority to acquire common shares in the Company's capital to the Board of Directors, either through purchase on a stock exchange, a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares as per the date of the 2024 General Meeting of Shareholders (April 16, 2024) at a purchase price per share no lower than the nominal value of the shares and no higher than an amount equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Euronext Milan and/or Euronext Paris (as the case may be); such market price being calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or Euronext Milan and/or Euronext Paris (as the case may be); the authority pursuant to this item shall be for a period of 18 months from the date of the 2024 General Meeting of Shareholders (April 16, 2024) and therefore up to and including October 15, 2025.

This authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require a repurchase of the Company’s common shares, and can be used for any and all purposes.

The adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to repurchase common shares in the Company's capital, which was granted by the General Meeting of Shareholders for a period of eighteen months from April 13, 2023. The repurchase of common shares under this agenda item includes depositary receipts thereof.

6.    Cancellation of shares in the capital of the Company

A.    Proposal to cancel common shares held by the Company in its own share capital as specified in article 10 of the Company’s articles of association (voting)

It is proposed to the General Meeting to cancel any or all common shares in the share capital of the Company which are held by the Company on the date of the 2024 General Meeting of Shareholders (April 16, 2024) or will be acquired by the Company under the authorization referred to under agenda item 5.

The actual number of common shares that will be cancelled will be determined by the Board of Directors, with a maximum of the number of common shares held by the Company on the date of the 2024 General Meeting of Shareholders (April 16, 2024) plus the number of common shares that may be acquired by the Company in accordance with the authorization referred to under agenda item 5. The cancellation may be effected by the Board of Directors in one or more tranches.

The common shares held by the Company in its own share capital include 142,090,297 common shares that have been acquired (i) under the €1.5 billion share buyback program and (ii) from Dongfeng Motor (Hong Kong) International Co., Limited, a subsidiary of Dongfeng Motor Group Company Limited, a major shareholder of the Company.

The purpose of this proposal is the cancellation of common shares held by the Company or that will be acquired in accordance with the authorization referred to under agenda item 5, to the extent that such common shares shall not be used to cover obligations under employee equity plans, share based compensation plans or other obligations.

The cancellation of the common shares shall be effected with due observance of the provisions of section 2:100 of the Dutch Civil Code and the Company’s articles of association. This applies to each tranche.

B.    Proposal to cancel all class B special voting shares held by the Company in its own share capital as specified in article 10 of the Company’s articles of association (voting)

It is proposed to the General Meeting of Shareholders to cancel all 208,622 class B special voting shares in the share capital of the Company held by the Company in its own capital.

Class B special voting shares were created in connection with the merger between Fiat Chrysler Automobiles N.V. and Peugeot S.A. effectuated in 2021 by the conversion of the FCA special voting shares, the large majority of them were acquired for no consideration by the Company from Exor N.V. and cancelled in October 2021. The remaining class B special voting shares were exchanged with newly issued class A special voting shares in accordance with article 7.5 of the terms and conditions of the special voting shares. As a result, all the 208,622 issued class B special voting shares are held in the Company’s treasury.

The cancellation of the class B special voting shares shall be effected with due observance of the provisions of section 2:100 of the Dutch Civil Code and the Company’s articles of association.

7. Closing

The chairperson of the meeting will close the meeting.